Exhibit 99.1

NEWS RELEASE

Toronto, January 27, 2025

(in U.S. dollars unless otherwise noted)

Franco-Nevada Announces Financing Package with Discovery Silver on the Porcupine Complex

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX:FNV)(NYSE:FNV) is pleased to announce that it has entered into a comprehensive financing transaction with Discovery Silver Corporation (“Discovery”) to support its proposed acquisition of the Porcupine Complex located near Timmins, Ontario from Newmont Corporation. The transaction includes: i) a 4.25% net smelter return royalty (the ‘Royalty”) for $300M, consisting of two tranches, on production from the Porcupine Complex, ii) a $100M senior secured term loan (the “Loan”) available to be drawn by Discovery within two years of closing, and iii) approximately $49M of equity participation with a cornerstone investment in a concurrent C$225M (approximately $155M) Discovery equity raise. The financing package provides Discovery with proceeds to acquire the Porcupine Complex and fund the planned capital program for the Complex to achieve its full potential.

“We are delighted to support Discovery in this transformative transaction to acquire the Porcupine Complex in Ontario and add another cash flowing gold asset to Franco-Nevada’s portfolio,” said Paul Brink, President & CEO of Franco-Nevada. “Tony has assembled an experienced team and we expect that under their leadership the Porcupine Complex will be revitalized and continue its production legacy for decades to come. The Porcupine Complex is host to some of Ontario’s most successful historical gold producers and its extensive mineral resources present compelling upside potential.”

Tony Makuch, CEO of Discovery, commented: “We are honoured that Franco-Nevada has chosen to support us with the acquisition of the Porcupine Complex, which is a transformational achievement for Discovery Silver. We very much appreciate the confidence that Paul and his team have placed in us. We believe our strategic partnership will lead to significant value creation for both companies and all stakeholders. Our team at Discovery largely has its roots in Northern Ontario, and we know the Timmins Camp very well. We are excited about the significant exploration upside that exists within the 140,000-hectare land position in one of the world’s most prolific gold mining regions. We also have a well-developed understanding of the many opportunities that exist to discover new resources, build reserves, expand production and mine life and lower costs at the existing operations. Our overall aim is to re-establish the Porcupine Complex as a Tier 1 mining asset in the gold space, one that we will operate with an overriding commitment to responsible mining and sustainability.”

Transaction Highlights

●	Immediate Gold Revenues from the Established Timmins Region: The Royalty will add immediate gold revenues from a well-established operating complex in Ontario. The Porcupine Complex has been producing gold for more than 100 years and has extensive infrastructure in place including a central mill, the active Hoyle Pond and Borden underground mines, the new Pamour open pit mine which is under development and is expected to commence production in 2025, and the Dome open pit project. The Royalty expands Franco-Nevada’s industry leading royalty coverage of many of Ontario’s most significant gold mines and deposits. Discovery has prepared a technical report dated effective January 13, 2025 (the “Technical Report”) in relation to the Porcupine Complex that outlines a mine plan for the Hoyle Pond, Borden and Pamour mines which combined are expected to produce approximately 285 koz Au on average over the next 10 years and to produce a total of approximately 4.9 Moz Au over a 22 year mine life (see Technical Report for details).
●	Experienced Management Team: Discovery is led by Tony Makuch who has extensive history operating in the Timmins camp and a proven track record of optimizing operations. The Discovery team is uniquely suited to operate, optimize and explore these assets.
●	Significant Expansion Potential: Discovery has identified a number of opportunities to increase production over and above the profile in the Technical Report. These opportunities include:
●	Expand the Pamour open pit by incorporating Pamour West. There is also further potential through planned exploration at Pamour, which is open at depth and along strike

●	Higher underground throughput at the Hoyle Pond and Borden mines and extending the lives of these two mines through planned drilling of known mineralization and identified exploration targets
●	Increasing the throughput of the Dome mill
●	Development of the Dome open pit project which hosts approximately 11 Moz Au of inferred resources (229.3 Mt at 1.49 g/t Au) (see Technical Report for details)
●	Large Mineral Resource with Exploration Potential: The Porcupine Complex hosts extensive mineral resources of 3.9 Moz Au M&I (69.7 Mt at 1.76 g/t Au) and 12.5 Moz Au inferred (254.5 Mt at 1.53 g/t Au). The scale of the resources represents one of the largest known gold resource endowments in Canada. The operations have seen limited exploration in recent years and Discovery plans an extensive exploration program across the large 140k hectare property position. A number of exploration targets are planned to be drilled, including high grade mineralization at depth between the historically producing Hollister and McIntyre Mines.
●	Gold Focused Royalty in Canada: The majority of the financing is in the form of a royalty in Ontario. Not only does this increase our long-term gold exposure in a stable jurisdiction, but also adds to Franco-Nevada’s already extensive royalty coverage of Ontario’s major gold camps.

Key Terms:

$300M Royalty Details

●	Two tranche royalty consisting of:
●	2.25% of net smelter returns in perpetuity on all minerals produced
●	2.00% of net smelter returns on all minerals produced until the earlier of i) royalty payments equivalent to 72,000 gold ounces (attributable solely to the 2.00% net smelter return royalty) or ii) a cash payment equal to a pre-tax annual IRR of 12% in reference to a $100M attributable purchase price
●	Royalty will be registered on title as an interest in land

$100M Senior Secured Loan

●	3-month SOFR + 450 bps
●	Available for 2 years post-closing
●	7-year maturity with amortization of 5% per quarter after year 5, with no restrictions on pre-payment
●	Loan provides for an upfront fee equal to 2% on any principal drawn, a standby fee of 100 basis points per annum on undrawn funds, and the issuance by Discovery of US$1M of 3-year common share purchase warrants
●	Loan Agreement includes conditions to initial and ongoing loan advances

$49M Equity Participation

●	As part of a concurrent C$225M (or approximately $155M) public offering, Franco-Nevada has committed to purchase 76,388,888 subscription receipts at a price of C$0.90 per subscription receipt for an aggregate purchase price of approximately C$68.8M (or $47.9M) or, if the over-allotment option is exercised by the underwriters, a total of 78,833,333 subscription receipts for an aggregate purchase price of approximately C$71.0M (or $49.4M)
●	Upon closing of the acquisition, Franco-Nevada will receive one Discovery common share per subscription receipt and Franco-Nevada will own approximately 9.9% of Discovery’s issued and outstanding common shares
●	Franco-Nevada has agreed to a two-year lock-up in respect of Discovery common shares acquired in the offering commencing on the closing of the acquisition

Additional Considerations

●	Franco-Nevada will maintain a right of first refusal on future streams and royalties related to the Porcupine Complex, including a surrounding area of interest
●	Franco-Nevada will also have the right to purchase a matching 2.25% perpetual royalty should certain claims adjacent the operations be acquired in the future
●	Franco-Nevada will partner with Discovery on environmental and social initiatives in the project area
●	Closing of the transactions are subject to customary conditions, including the successful completion of the acquisition by Discovery (which is itself subject to conditions, including, without limitation, receipt of certain regulatory consents and approvals), which is expected to occur in H1 2025

Financing the Transactions

Franco-Nevada intends to finance the transactions from cash on hand. Franco-Nevada remains debt-free and well-positioned to continue to expand its portfolio.

Franco-Nevada Corporate Summary

Franco-Nevada Corporation is among the leading gold-focused royalty and streaming companies with the most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Paul Brink	Eaun Gray	Matt Begeman
President & CEO	SVP, Business Development	VP, Business Development
416-306-6305	416-306-6342	647-535-2642
info@franco-nevada.com

About Discovery

Discovery is a precious metals company engaged in the acquisition, development and operation of high-quality assets, including its 100%-owned Cordero project, one of the world’s largest undeveloped silver deposits, which is located close to infrastructure in a prolific mining belt in Chihuahua State, Mexico. The Feasibility Study completed in February 2024 demonstrates that Cordero has the potential to be developed into a large-scale, long-life project that generates attractive economic returns and delivers substantial socio-economic benefits for local stakeholders.

Additional Information

This news release includes disclosure required pursuant to Part 3 of National Instrument 62-103. A copy of the Early Warning Report in respect of Franco-Nevada’s acquisition of subscription receipts will be filed on SEDAR+ under Discovery’s profile.

Discovery’s head and registered office is located at 55 University Avenue, Suite 701, Toronto, Ontario M5J 2H7. Franco-Nevada's head and registered office is located at Suite 2000, Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1G9.

Information relating to the Porcupine Complex contained in this news release has been provided by Discovery, including pursuant to their Technical Report.

Scientific and technical information included in this news release has been reviewed by Darrol van Deventer, Vice President, Mining of Franco-Nevada, a non-independent qualified person under National Instrument 43-101.

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, including the expected timing of closing the transactions, the expected future performance of the Porcupine Complex assets and the Royalty, and production and mine life estimates relating to the Porcupine Complex assets. In addition, statements relating to reserves and resources, gold equivalent ounces (“GEOs”) and mine life are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources, GEOs or mine life will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.